THE REAL BROKERAGE TO VOLUNTARILY DELIST FROM TORONTO
STOCK EXCHANGE; WILL CONTINUE TO TRADE ON THE NASDAQ

TORONTO & NEW YORK--(BUSINESS WIRE)--July 28, 2023--The Real Brokerage Inc. (the "Company" or "Real") (TSX: REAX) (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced that its application for a voluntary delisting of its common shares (each a "Common Share") from the Toronto Stock Exchange (the "TSX") has been approved by the Company's Board of Directors and the TSX. It is expected that the Common Shares will be delisted from the TSX effective as of close of markets on August 11, 2023. The Common Shares will continue to be listed and trade on the Nasdaq Capital Market (the "NASDAQ") under the symbol "REAX".

Real has decided to pursue the voluntary delisting of the Common Shares following an internal assessment of the relative advantages and disadvantages associated with the continued listing of the Common Shares on the TSX. In arriving at the determination to delist the Common Shares from the TSX, Real considered, among other things, the ongoing fees and expenses associated with maintaining a TSX listing, the minimal trading volume of the Common Shares on the TSX and the availability of an alternative market for the Common Shares on the NASDAQ.

"We have a deep appreciation for the Toronto Stock Exchange." Real Chairman and Chief Executive Officer Tamir Poleg said. "At the same time, as we evaluated our long-term growth strategy and the liquidity afforded by being listed on the NASDAQ, we could no longer justify the financial and administrative costs associated with maintaining a dual listing."

Holders of Common Shares in Canadian brokerage accounts are encouraged to contact their brokers to confirm how to trade their Common Shares on the NASDAQ following the delisting of the Common Shares from the TSX.

In accordance with the TSX Company Manual, the TSX does not require shareholder approval of the voluntary delisting of the Common Shares from the TSX, as an acceptable alternative market will exist for the Common Shares on the date of delisting.

Real will continue to be a reporting issuer under applicable securities laws of each of the provinces and territories of Canada following the delisting of the Common Shares from the TSX.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 47 states, D.C., and four Canadian provinces with over 11,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to the delisting of Common Shares from the TSX.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Contacts

For additional information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:
Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com